Filed by Kerr-McGee Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: HS Resources, Inc.
Commission File No. 0-18886

May 16, 2001

Analysts' Presentation
Made by Officers of Kerr-McGee Corporation
on May 16, 2001 in New York and
Boston on the Proposed Acquisition
of HS Resources, Inc. by Kerr-McGee Corporation.

1


HSR


Balance
HSR

Forward-Looking Statement

Statements in this presentation regarding the company's or management's intentions, beliefs or expectations for the future are "forward-looking statements" within the meaning of the Securities Litigation Reform Act. Such statements may be affected by various factors and are subject to numerous risks such as the accuracy of the assumptions that underlie the statements, the success of the oil and gas exploration and production program, drilling risks, the market value of Kerr-McGee's products, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's businesses supply raw materials, general economic conditions and other factors and risks discussed in the company's SEC filings, including Forms 10-K and 10-Q. Actual results and developments may differ materially from those expressed or implied in this material.

Strategic Rationale

Acquisition of HS Resources fits our stated strategy to profitably grow our oil & gas assets while adding balance to our portfolio from virtually every aspect

Strategic Rationale

Major Impact

- Addition of 1.3 TCFe of proved U.S. natural gas reserves at $1.10/MCFe
- 800+ BCF of low-risk opportunities from identified projects
- Transaction is immediately accretive to per share earnings and cash flow
- Generates strong, stable cash flow

Strategic Rationale

Balance

	KMG	KMG Pro forma
Reserves		
Oil : Gas	64% : 36%	57% : 43%
U.S. : International	41% : 59%	51% : 49%
Production		
Oil : Gas	70% : 30%	64% : 36%

- **Low-risk exploitation of U.S. gas:**
  High-potential, deepwater oil & gas exploration program

Strategic Rationale

Additional Impacts

Builds a core U.S. long-lived gas base with significant growth opportunities

- Increases U.S. gas reserves 77%
- Increases U.S. gas production 45%
- Extends U.S. gas R/P by about 2 years
- Positions KMG as the #4 U.S.-based independent based on 12/31/00 pro forma reserves

Core U.S. Onshore Areas


KMG properties
HS Resources properties

D-J Basin and Wattenberg Field

HS Resources Properties

- 85% of current production 190 MMCFe/D
- 97% of proved reserves 1,256 BCFe



WYOMING
NEBRASKA
Cheyenne
Greeley
DIA
Denver
Wattenberg Field
Colorado Springs
COLORADO
KANSAS

Wattenberg Gathering System


Wattenberg Field Area
Front Range
Denver Regional
Markets
Gas
Processing

COGCC Field Rules Change



400'
400'
800'
800'
400'
400'
800'
800'

320 Acre Spacing Unit

- 10 drilling windows per 320 acres
- Produce any formation from any window
- Commingle all formations
- Approved June 1, 1998

Producing Unit



4,300'
Sussex
6,800'
Niobrara
7,100'
Codell
7,600'
J Sand

New Wells


Sussex
4,300'
Niobrara
6,800'
Codell
7,100'
J Sand
7,600'

Deepen Existing Wells



Sussex
Niobrara
Codell
J Sand
4,300'
6,800'
7,100'
7,600'

Recompletion


Sussex
4,300'
Niobrara
6,800'
Codell
7,100'
J Sand
7,600'

Refrac



Sussex
Niobrara
Codell
J Sand
4,300'
6,800'
7,100'
7,600'

Worldwide Reserves

MMBOE



921
1,088
1,304
1999
2000
2000
Pro forma

Worldwide Reserves

MMBOE


Gas
Oil
921
37%
63%
1,088
36%
64%
1,304
43%
57%
1999
2000
2000
Pro forma

Gas Reserves

BCF



2,055
2,327
3,351
1999
2000
2000
Pro forma

Gas Reserves

BCF



Worldwide
U.S.
2,055
1,274
2,327
1,325
3,351
2,349
1999
2000
2000
Pro forma

Worldwide Production

MBOE/D



294
295
287
308
396
1999
2000
1Q 2001
2001
2002
Pro forma*

*Assumes closing Sept. 1, 2001

U.S. Gas Production



MMCF/D
523
462
444
531
726
1999
2000
1Q 2001
2001
2002
Pro forma*

*Assumes closing Sept. 1, 2001

Deal Structure

- $1.7B - $66 per share of HSE
  - Assumption of $450 MM debt
- Consideration to consist of 70% cash and 30% stock
- Stock portion determined by fixed exchange ratio of 0.9404 KMG shares
- Expected closing - third quarter 2001

Financial Highlights

- Immediately accretive to earnings and cash flow
- Purchase price equal to $1.10/MCFe on proved reserves
  - Assumes $300 MM for non-reserve assets
- KMG will issue approximately 5 million shares
  - Less than 5% of fully diluted shares
- Earnings accretive above $2.75 MCF
- Generates free cash flow of $150-200 MM
- 6% decrease in LOE, 7% increase in DD&A
- 50% net debt / capital (excludes DECS)
- 12x interest coverage

Operating Highlights

- Dominant position in the D-J Basin
- Extensive inventory of low-risk, high-return exploitation opportunities
- Wattenburg gathering system provides operational control of gathering significant portion of production
- Production guidance - pro forma

	'01	'02
MB/D	207	253
MMCF/D	605	855

Strategic Rationale

Major Impact

- Addition of 1.3 TCFe of proved U.S. natural gas reserves at $1.10/MCFe
- 800+ BCF of low-risk opportunities from identified projects
- Transaction is immediately accretive to per share earnings and cash flow
- Generates strong, stable cash flow


Balance
HSR